Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel    :+91 40 4900 2900

Fax    :+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

November 2, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a press release on “Dr. Reddy’s Laboratories announces the launch of generic Azacitidine for Injection in the Canadian Market”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of

generic Azacitidine for Injection in the Canadian Market

Hyderabad, India, November 02, 2017	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. November 02, 2017— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY) is pleased to announce that generic Azacitidine for injection 100 mg/vial, a bioequivalent generic version of VIDAZA® (azacitidine for injection), is approved by Health Canada.

“Bringing Azacitidine for Injection to the Canadian market at this time is very important for us, as well as for our customers and their patients,” says Alok Sonig, Executive Vice President and Head of the North America Generics business at Dr. Reddy’s. “This launch represents Dr. Reddy’s commitment to make affordable injectable drugs available in Canada.” Dr. Reddy’s is first to market with this Azacitidine for injection in Canada.

Vinod Ramachandran, Ph.D., Country Manager, Dr. Reddy’s Canada says that “The approval and launch of Azacitidine for injection is an important milestone for Dr. Reddy's in Canada. The launch of first generic Azacitidine for injection is another step in our long-term commitment to bring more cost-effective options to Canadian patients.”

VIDAZA® is a trademark of Celgene.

RDY-1117

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.